Filed by Reliant Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: First Advantage Bancorp
(Commission File No. 001-37391)

Meeting Script/First Advantage Bank Employees

FIRST ADVANTAGE BANK

Reliant Bank
GROW TOGETHER

Earl:

- Good afternoon.
- I appreciate you joining me today to talk about our bank's future.
- We have enjoyed great success over the years, and I attribute much of that to the hard work and commitment of our employees.
- To help ensure we maintain strong growth into the future, I am proud to announce that we have signed a definitive merger agreement to combine our bank with Reliant Bank.
- This decision is strategic with anticipated long-term benefits – for you, our customers, and our shareholders.
- Simply put, there are advantages to scale. The banking industry is evolving more rapidly than at any time in history. Regulatory reform, risk management considerations, disruptive technologies and demographic changes present challenges to our continued success as a stand-alone company.
- Larger-scale organizations have a competitive advantage, including expanded lending capacity, expanded branch and ATM networks and a strengthened capital base.
- This merger will create scale, and we believe it will also provide better opportunities for employee growth and advancement.
- For those of you who may be unfamiliar with Reliant Bank, let me share some details.
- Reliant Bancorp is a Brentwood-based bank holding company that owns Reliant Bank.
- Reliant Bank is a full-service commercial bank that offers a variety of deposit, lending and mortgage products and services to business and retail customers.
- As of September 30, 2019, Reliant Bank had approximately $1.8 billion in total assets, $1.3 billion in loans and $1.6 billion in deposits.
- They currently operate 17 banking centers in eight counties across Middle Tennessee and Chattanooga.
- Their market footprint includes Davidson, Hickman, Maury, Robertson, Rutherford, Sumner and Williamson Counties in Middle Tennessee and Hamilton County in East Tennessee.
- Reliant is growing.
- They recently announced plans to merge Community Bank & Trust headquartered in Ashland City, Tennessee which will add Cheatham County to their market area and expand their full-service branch network to 22.
- The merger of our bank into Reliant Bank is expected to close in the second quarter of 2020 and is subject to customary closing conditions, including regulatory approval and the approval of both parties' shareholders.
- When the merger is complete, Reliant Bank will operate 30 full-service branches and one Loan Production Office throughout the State of Tennessee with an expected asset size of approximately $3 billion dollars; $2.5 billion in deposits and $2.3 billion in loans.

Meeting Script/First Advantage Bank Employees Page 2

- The merger is expected to position Reliant as the second largest bank by deposits in Montgomery County, TN, and the third largest bank by deposits in the Clarksville, TN-KY Metropolitan Statistical Area ("Clarksville MSA"), based upon the most recent FDIC market share data.
- I believe the core competencies of Reliant Bank are an excellent fit for our First Advantage family, and with its stability, size and extensive branch network, Reliant is a tremendous solution for our customers.
- We share strong and diverse employee teams, and greater scale presents even more opportunities for your growth and advancement.
- We share similar cultures with Reliant, including a core commitment to customers and the communities we serve.
- Combining our two cultures – both steeped in a tradition of customer service excellence – is expected to create value, not just for shareholders, but for you as well.
- Just like us, Reliant believes that banking is a people business.
- Its success is founded on the principle of cultivating strong relationships within the communities it serves.
- Reliant's brand promise is to grow a community of friends, one relationship at a time, and their mission is to inspire and empower employees, deliver exceptional customer experiences, and give back to their communities through involvement and outreach.
- Now it is my pleasure to introduce DeVan Ard, Jr., Chairman, President and CEO of Reliant Bank.

DeVan

- Thanks, Earl.
- Good afternoon, everyone.
- I am also very proud of today's announcement and the tremendous opportunity we have to grow together.
- From the beginning, the vision for Reliant Bank was to create a locally owned and operated bank where service to customers and community comes first.
- At Reliant, banking is a people business. That means our employees listen, get to know each customer, provide answers quickly and remain committed to our brand promise, which is to grow a community of friends – one relationship at a time.
- Our focus is to create and deliver incredible customer experiences. We realize this differentiates us and allows us to grow consistently.
- Our employees love what they do and consistently drive the bank's success from our network of branch locations.
- Giving back to the community is an important aspect of our culture. Our goal is not only to be known for our dependable financial services, but also for our support and involvement in the communities in which we serve.
- When this merger is complete, the combined bank will operate as Reliant Bank under our holding company, Reliant Bancorp, Inc.
- We will align our resources and leverage our collective strength to further expand services and enhance the convenience of our customers.

Meeting Script/First Advantage Bank Employees Page 3

- Your strong presence in Montgomery and Davidson Counties fits nicely into Reliant's expanding market footprint and will allow customers to transact business at more locations.
- This merger also presents an opportunity for Reliant to expand its business mix with the addition of First Advantage Bank's specialty lending for manufactured homes.
- You and I have important roles in this merger's success.
- Ultimately, success will be measured by how seamlessly we make this transition for you and the customers we serve.
- I look forward to the opportunity to work with each of you, and I extend a warm welcome from our Reliant team.
- Now, I'll turn this back over to Earl.

Earl

- Thanks DeVan, and I agree.
- Each team member of both our banks plays an important role in the success of this merger.
- Our customers will look to us as a guide throughout the process.
- With that in mind, remember our Speed of Trust program. I'm paraphrasing here, but Stephen Covey said that your personal credibility has a ripple effect on relationships, this team, our organization, and the market in which we serve.
- Our expectation is for this merger to allow both organizations to grow together and become an even better bank than either of us could be on our own.
- This is a positive message, and we need your help to convey it to our customers, our families and the market.
- Please review all the materials we provide so you are ready to confidently answer questions, and please commit to helping us grow and strengthen our team and our bank.
- In closing, it's business as usual.
- A press release to publicly announce the definitive merger agreement with Reliant Bank will be issued when the market opens in the morning.
- Questions from press or media outlets should be directed to Earl Bradley or Jerry Cooksey at 931-552-6176 or Kim York, Reliant's Chief Strategy Officer. Her contact information is kyork@reliantbank.com or 615-595-5358.
- Any shareholder questions related to exchange of stock certificates should be directed to Mike McKeown, Director of Finance and Chief Investment Officer for Reliant at mmckeown@reliantbank.com or 615-221-9161.
- We thank you for your support and look forward to the successful completion of our merger. Have a good evening.

Meeting Script/First Advantage Bank Employees  Page 4  accounting and tax treatment of the Transactions,(3) the effect of the announcement and pendency of the Transactions on customer, supplier, or employee relationships and operating results (including without limitation difficulties in maintaining relationships with employees and customers), as well as on the market price of Reliant’s common stock, (4) the risk that the businesses and operations of First Advantage and its subsidiaries and of TCB Holdings and its subsidiaries cannot be successfully integrated with the business and operations of Reliant and its subsidiaries or that integration will be more costly or difficult than expected, (5) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement or the definitive merger agreement for the TCB Holdings Transaction, (6) the amount of costs, fees, expenses, and charges related to the Transactions, including those arising as a result of unexpected factors or events, (7) the ability to obtain the shareholder and governmental approvals required for the Transactions, (8) reputational risk associated with and the reaction of the parties’ customers, suppliers, employees, or other business partners to the Transactions, (9) the failure of any of the conditions to the closing of the Transactions to be satisfied, or any unexpected delay in closing the Transactions, (10) the dilution caused by Reliant’s issuance of additional shares of its common stock in the Transactions, (11) Reliant’s ability to simultaneously execute on two separate business combination transactions, (12) the risk associated with Reliant management’s attention being diverted away from the day-to- day business and operations of Reliant to the completion of the Transactions, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in Reliant’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at http://www. sec.gov. Reliant believes the forward-looking  statements contained herein are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Reliant disclaims any obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.  ADDITIONAL INFORMATION ABOUT THE FIRST ADVANTAGE TRANSACTION AND WHERE TO FIND ITIn connection with the First Advantage Transaction, Reliant intends to file a registration statement on Form S-4 with the SEC to register the shares of Reliant common stock that will be issued to First Advantage’s shareholders in connection with the First Advantage Transaction. The registration statement will include a joint proxy statement of Reliant and First Advantage and prospectus of Reliant and other relevant materials pertaining to the First Advantage Transaction. The joint proxy statement/prospectus will be sent to Reliant’s and First Advantage’s shareholders in connection with seeking the required shareholder approval(s) for the First Advantage Transaction. INVESTORS AND SECURITY HOLDERS OF RELIANT AND FIRST ADVANTAGE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE FIRST ADVANTAGE TRANSACTION (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELIANT, FIRST ADVANTAGE, AND THE FIRSTADVANTAGE TRANSACTION. Investors and security holders may obtain free copies of the registration statement and related joint proxy statement/prospectus, when filed, as well as other  documents filed by Reliant with the SEC, through the website maintained by the SEC at http://www. sec.gov. Free copies of the documents filed by Reliant with the SEC (including the registration statement and related joint proxy statement/ prospectus) also may be obtained by directing a request by mail or telephone to Reliant Bancorp, Inc., 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, Attention: J. Daniel Dellinger, Chief Financial Officer, (615) 221-2020.This communication is for informational purposes only and shall not constitute a solicitation of any proxy, vote, or approval or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.PARTICIPANTS IN THE SOLICITATIONReliant, First Advantage, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from Reliant’s and First Advantage’s shareholders in connection with the First Advantage Transaction. Certain information about the directors and executive officers of Reliant and First Advantage will be included in the joint proxy statement/prospectus included in the registration statement on Form S-4 to be filed by Reliant with the SEC. Information about the directors and executive officers of Reliant can also be found in Reliant’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 22, 2019, and other documents subsequently filed by Reliant with the SEC. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus pertaining to the First Advantage Transaction if and when it becomes available. These documents can be obtained free of charge in the manner described above.  Forward-Looking StatementsThis document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “anticipate,” “expect,” “may,” “assume,” “should,”“predict,” “could,” “would,” “intend,” “targets,” “estimates,” “projects,” “plans,” and “potential,” and other similar words and expressions of similar meaning, and the negatives thereof, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the expected timing and likelihood of completion of the proposed transaction (the “First Advantage Transaction”) between Reliant Bancorp, Inc. (“Reliant” or the “Company”) and First Advantage Bancorp (“First Advantage”), the benefits of the First Advantage Transaction to Reliant, First Advantage, and their respective shareholders, Reliant’s future financial and operating results (including the anticipated impact of the First Advantage Transaction, separately or together with Reliant’s previously-announced, pending acquisition of Tennessee Community Bank Holdings, Inc. (“TCB Holdings”) (the “TCB Holdings Transaction” and, together with the First Advantage Transaction, the “Transactions”), on Reliant’s earnings per share and tangible book value), and Reliant’s plans, objectives, and intentions.All forward-looking statements are subject to assumptions, risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such assumptions, risks, uncertainties, and factors include, among others, (1) the risk that expected cost savings and revenue synergies from the Transactions may not be realized or take longer than anticipated to be realized, (2) the ability to meet expectations regarding the timing and completion and